

March 23, 2021

<u>Via Email</u>

Megan Parisi
The Stilwell Group
111 Broadway, 12th Floor
New York, NY 10006

> **Re:** **Peoples Financial Corporation**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed by Joseph Stilwell et al. on March 17, 2021**
> **File No. 001-12103**

Dear Ms. Parisi:

We have reviewed the filing above and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand the disclosure.

Please respond to this letter by amending the filing or by providing the requested information. If you do not believe our comments apply to the participants' facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to the filing and the information you provide in response to this letter, we may have additional comments. All defined terms used in this letter have the same meaning as in the preliminary proxy statement unless otherwise indicated.

<u>Preliminary Proxy Statement</u>

<u>Proposal Number 1: Election of Directors, page 4</u>

1. Please confirm that in the event you select a substitute or additional nominee prior to the Annual Meeting (as provided on page 4), you will file an amended proxy statement that (1) identifies the substitute or additional nominee, (2) discloses whether the nominee has consented to being named in the revised proxy statement and to serve if elected and (3) includes disclosure required by Items 5(b) and 7 of Schedule 14A with respect to the nominee.

Other Matters, page 6

2. We note that you refer shareholders to the Corporation's proxy statement for certain disclosures. Please be advised that we believe reliance on Rule 14a-5(c) before the Corporation distributes the information to shareholders would be impermissible. Alternatively, if you determine to disseminate your proxy statement prior to the distribution of the Corporation's proxy statement, you must undertake to provide any omitted information to shareholders when such information becomes available. Please advise us as to your intent in this regard.

Solicitation; Expenses, page 6

3. Please disclose whether you will seek reimbursement of your expenses from the Corporation and, if so, whether the question of such reimbursement will be submitted for a shareholder vote. See Item 4(b)(5) of Schedule 14A.

Form of Proxy

4. Please revise the disclosure regarding the intended use of the discretionary authority available under Rule 14a-4(c)(3) so it conforms to the disclosure standard codified in that provision. At present, the disclosure suggests the right to use discretionary authority is absolute inasmuch as it can unconditionally be exercised "upon such other business as may properly come before the Annual Meeting . . . ."

* * *

We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please direct any questions to me at (202) 551-8729.

Sincerely,

/s/ Valian A. Afshar

Valian A. Afshar
Special Counsel
Office of Mergers and Acquisitions